Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Precision Drilling Corporation (the "Corporation")

4200, 150 - 6th Avenue S.W.

Calgary, AB  T2P 3Y7

2.	Date of Material Change:

June 1, 2010

3.	News Release:

A press release disclosing the material change, a copy of which is attached hereto as Schedule "A", was issued on June 1, 2010 through the facilities of MarketWire and was filed with the applicable securities regulatory authorities via SEDAR on such date.

4.	Summary of Material Change:

The Corporation has completed the previously announced reorganization of Precision Drilling Trust (the "Trust") to a corporation (the "Conversion") pursuant to a plan of arrangement (the "Arrangement") under the Business Corporations Act (Alberta) (the "ABCA") involving the Corporation, the Trust, Precision Drilling Limited Partnership, 1194312 Alberta Ltd., 1521502 Alberta Ltd. and 1521500 Alberta Ltd.

5.	Full Description of the Material Change:

On June 1, 2010, the Corporation completed the Conversion pursuant to the Arrangement under the ABCA.  The Conversion was approved at the annual and special meeting of unitholders (the "Meeting") of the Trust held on May 11, 2010, with over 99 per cent of the units represented at the Meeting voting in favour of the Conversion.  In addition, the Court of Queen's Bench of Alberta issued its final order approving the Conversion on May 12, 2010.  Pursuant to the Conversion, all outstanding units of the Trust and all outstanding exchangeable units of Precision Drilling Limited Partnership were exchanged for common shares in the capital of the Corporation on a one-for-one basis.

The common shares of the Corporation are expected to commence trading on the Toronto Stock Exchange, under the symbol "PD" on or about June 4, 2010, and on the New York Stock Exchange, under the symbol "PDS", on or about June 2, 2010.  Concurrently, the trust units of the Trust will be delisted from the Toronto Stock Exchange and the New York Stock Exchange.

See the press release attached hereto as Schedule "A" for a full description of the material change.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

For further information, please contact Darren Ruhr, Vice President, Corporate Services, at (403) 716-4500.

9.	Date of Report:

June 1, 2010